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Toby D. Merchant
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toby.merchant@squirepb.com

September 30, 2014

VIA EDGAR
Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
RE:     Kimball Electronics, Inc.
Amendment No. 4 to Form 10
Filed September 30, 2014
File No. 001-36454

Dear Mr. Shuman:

This letter is being submitted in connection with the review by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission of the Form 10 filed by Kimball Electronics, Inc. (the “Company” or “Kimball Electronics”).

This letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form 10 (the “Registration Statement”) are being transmitted electronically via the Edgar system today for filing under the Securities Exchange Act of 1934. In addition to the Edgar transmission, we are sending via overnight delivery a copy of Amendment No. 4 marked to indicate changes from Amendment No. 3 (“Amendment No. 3”) to the Registration Statement filed on September 4, 2014.

As the Staff did not provide further comments to Amendment No. 3, Amendment No. 4 includes information updates, other clean-up revisions and attaches a Form of Credit Agreement as Exhibit 10.6, a Description of the Kimball Electronics, Inc. 2014 Profit Sharing Incentive Bonus Plan as Exhibit 10.10, and a Form of Notice of Internet Availability of Information Statement Materials as Exhibit 99.2.

Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.
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Squire Patton Boggs (US) LLP	Mr. Mark P. Shuman United States Securities and Exchange Commission

Sincerely,

SQUIRE PATTON BOGGS (US) LLP

By:	/s/ TOBY D. MERCHANT
Name:	Toby D. Merchant

Copy:        Stephen C. Mahon, Squire Patton Boggs (US) LLP
Donald D. Charron, Kimball Electronics, Inc.
John H. Kahle, Kimball Electronics, Inc.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have further questions or require additional information, we will provide it to you promptly upon your request. Please feel free to call me at 812-482-8597.

Sincerely,

KIMBALL ELECTRONICS, INC.

By:	/s/ DONALD D. CHARRON
Name:	Donald D. Charron
Title:	Chief Executive Officer, Kimball Electronics, Inc.

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